UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

(Amendment No. 1)

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Under the Securities Exchange Act of 1934

DUOS TECHNOLOGIES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

266042209

(CUSIP Number)

Gianni B. Arcaini

6622 Southpoint Drive S., Suite 310

Jacksonville, Florida 32216

(904) 652-1601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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3/8/18

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Gianni B. Arcaini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,478,087 (1)
		8	SHARED VOTING POWER 300 (2)
		9	SOLE DISPOSITIVE POWER 2,478,087 (1)
		10	SHARED DISPOSITIVE POWER 300 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes shares held through an entity which is controlled by the reporting person.

(2)

Represents shares held jointly with the reporting person’s spouse.

(3)

Percentage of class based on 20,710,059 total outstanding shares of common stock of the Issuer as of May 2, 2018.

CUSIP No. 266042209	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Duos Technologies Group, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 6622 Southpoint Drive S., Suite 310, Jacksonville, Florida 32216.

Item 2. Identity and Background.

(a) This statement is filed by Mr. Gianni B. Arcaini (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 6622 Southpoint Drive S., Suite 310, Jacksonville, Florida 32216.

(c) The Reporting Person’s present principal occupation is serving as a Chief Executive Officer and Chairman of the Board of Directors of the Issuer of which its address is 6622 Southpoint Drive S., Suite 310, Jacksonville, Florida 32216.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock were purchased with the Reporting Person’s personal funds and other securities were issued to the Reporting Person by the Company as consideration for services rendered or pursuant to other agreements described below. All share amounts account for the Issuer’s 1 for 35 reverse stock split that occurred in May 2017.

127,580 shares of the Issuer’s Common Stock are held by the Reporting Person through Robex International Inc., a Florida corporation. The Reporting Person holds 95% of the outstanding equity and voting securities of Robex International, serves as a director and executive officer thereof and has sold dispositive voting power over such shares.

In May and June of 2016 the Reporting Person made multiple purchases of the Issuer’s Common Stock totaling 300 shares of Common Stock on the open market at prices between $0.11 and $0.20.

Simultaneously with the closing of the Issuer’s private offering on November 24, 2017, the Reporting Person, converted $700,543 of accrued salary into 700,543 shares of the Issuer’s common stock at $1.00 per share and 700,543 warrants to purchase shares of Common Stock of the Issuer at an exercise price of $1.00 per share, expiring five years from the Initial Exercise Date (as defined in the warrant). The reporting person also beneficially owns and has sole dispositive voting power and control over shares of another person whom the Reporting Person has a business relationship with, who converted $118,875 of liabilities into 118,875 shares of the Issuer’s Common Stock at $1.00 per share and 188,875 warrants to purchase shares of Common Stock of the Issuer at an exercise price of $1.00 per share, expiring five years from the Initial Exercise Date.

On March 8, 2018, the Issuer issued to the Reporting person 705,000 fully vested options to purchase 705,000 shares of the Issuer’s Common Stock with an exercise price of $1.00 per share.

Item 4. Purpose of Transaction.

The Reporting Person has no plans which would relate to or result in:

a.  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 266042209	13D	Page 4 of 5 Pages

d.  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.  Any material change in the present capitalization or dividend policy of the Issuer;

f.  Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

j.  Any action similar to any of those enumerated above.

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

a.  The Reporting Person beneficially owns 2,223,966 shares of the Issuer’s common stock.  This amounts to approximately 10.1% of the outstanding shares of common stock as of May 2, 2018.

b.  Except as disclosed above, the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

c.  Except as disclosed above, the Reporting Person did not engage in any transactions in shares of the Issuer’s common stock during the past 60 days.

d.  Not Applicable.

e.  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 266042209	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

/s/ Gianni B. Arcaini
Gianni B. Arcaini